EMPRESAS ICA, S.A.B. DE C.V.

November 15, 2013

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4631

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Empresas ICA, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 29, 2013

File No. 1-11080

Dear Mr. Cash:

By letter dated October 24, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the response letter dated September 27, 2013 submitted by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”) via EDGAR. The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company, page 18

B. Business Overview, page 20

Water Distribution and Water Treatment Concessions, page 31

  We note your response to prior comment two from our letter dated August 21, 2013. In the third paragraph of your response you indicate that you are constructing 100% of the water treatment plant and therefore, consolidated revenues only reflect amounts you earned for your construction services performed as builder. Please tell us how this percentage reconciles with the table which illustrates that you are performing 50% of the construction work for the Agua Prieta water treatment plant.

  Response:

  Pursuant to the terms of the consortium agreement for the development and operation of the Agua Prieta Water Treatment Plant and the related Engineering Procurement and Construction (“EPC”) contract, we, as EPC Contractor, are responsible for 100% of the “EPC Works” related to the plant, including all design and construction work. Upon review of the table on page 31 of our Form 20-F for the year ended December 31, 2012, we respectfully acknowledge to the Staff an inadvertent error in the table, which indicates that we perform 50% of the construction work. While we hold 50% of the shares of the concessionaire for the development and operation of the Agua Prieta plant, we perform 100% of the construction work. Below, we present the table, as it was presented in our report on Form 20-F, and the corrected table beneath it. In our next filing on Form 20-F for the year ended December 31, 2013, we will include a corrected table.

Concession	Capacity (m3mm)	Date of concession	Concession Term (Years)	% Ownership of Concessionaire (1)	% of Construction Work	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)

Ciudad Acuña Water Treatment Plant (2)(3)	0.5	1998	22	100	100	239
Aqueducto II water supply system (2)(4)	1.5	2007	20	42	50	980
El Realito water supply system (4)	1	2009	25	51	51	499
Agua Prieta water treatment plant (3)	8.5	2009	20	50	50	1,124
Atotonilco water treatment plant (5)	42	2010	25	10	25	-

(1)	Does not include the Mexican federal or local governments’ non-recoverable grants.
(2)	Concession in operation during 2012.
(3)	Concession fully consolidated in our financial statements.
(4)	Concession proportionally consolidated in our financial statements in 2012. Proportionate consolidation for certain of our investments have been eliminated beginning in 2013, based on changes in financial reporting standards that became effective on January 1, 2013. These investments are now accounted for using the equity method. See Note 4 to our consolidated financial statements.
(5)	Concession accounted for using the equity method in our financial statements.

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Concession	Capacity (m3mm)	Date of concession	Concession Term (Years)	% Ownership of Concessionaire (1)	% of Construction Work	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)

Ciudad Acuña Water Treatment Plant (2)(3)	0.5	1998	22	100	100	239
Aqueducto II water supply system (2)(4)	1.5	2007	20	42	50	980
El Realito water supply system (4)	1	2009	25	51	51	499
Agua Prieta water treatment plant (4)	8.5	2009	20	50	100	1,124
Atotonilco water treatment plant (5)	42	2010	25	10	25	-

(1)	Does not include the Mexican federal or local governments’ non-recoverable grants.
(2)	Concession in operation during 2012.
(3)	Concession fully consolidated in our financial statements.
(4)	Concession proportionally consolidated in our financial statements in 2012. Proportionate consolidation for certain of our investments have been eliminated beginning in 2013, based on changes in financial reporting standards that became effective on January 1, 2013. These investments are now accounted for using the equity method. See Note 4 to our consolidated financial statements.
(5)	Concession accounted for using the equity method in our financial statements.

  Item 5. Operating and Financial Review and Prospects, page 38

  A. Operating Results, page 39

  Concessions, page 43

    We note your response to prior comment four from our letter dated August 21, 2013. In future filings, please expand your narrative to clarify your accounting treatment where your concessionaire subsidiary subcontracts with related parties that you consolidate, as provided in your response. In addition, please quantify, to the extent material, the amount of intersegment revenue included in the total concession segment revenue generated for each period presented. Also, please confirm that you intend to separately quantify and discuss, in future filings, the different material revenue streams recognized in the concession segment given the significant impact financing income and construction revenue had on this segment.

  Response:

  Pursuant to the Staff’s request, we confirm that in future filings, we will expand our narrative within “Operating results” to clarify our accounting treatment with respect to contracts in our concession segment entered into with related parties that are ultimately consolidated in our financial information. Additionally, to the extent material, we will quantify the amount of intersegment revenue included in the total concession segment revenue generated for each period presented within the expanded narrative, in future

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  filings. Finally, we confirm that we will separately quantify and discuss, in future filings, the different material revenue streams recognized in the concession segment.

  Consolidated Financial Statements, page F-1

  Note 3g. Sale of Horizontal Housing Developments, page F-13

    We note your response to prior comment six from our letter dated August 21, 2013 and have the following additional comments:
      Your response indicates that the Ps.436 million disclosed in Note 3.g. represents the carrying value of the 1,740,407,501 Series B shares of Javer. We note, however, from your disclosures that “…Javer issued two promissory notes in favor of Viveica, one for Ps. 436 million…” and “When Viveica receives the promissory note for Ps.436 million, the amount will be invested in the capital stock of Javer, who will issue 1,740,407,501 Series B shares in favor of Viveica…” As previously requested, please explain why Javer appears to be accepting Ps.436 million for Series B shares deemed to have a fair value of Ps.1,679 million.
      Your response indicates that the liabilities directly associated with assets classified as held for sale do not represent obligations that will be assumed by Javer. If true, please clarify the nature of the liabilities assumed as referenced in your statement “Consideration for the sale, transfer, assignment and delivery of assets acquired and liabilities assumed (the “Purchase Price”) is Ps. 1,441 million plus value-added tax (“VAT”).” In addition, your response indicates that, “These current liabilities, although not assumed by Javer, will be eliminated upon completion of the sale transaction, as they are directly associated with the assets that will be transferred in the transaction.” Specifically explain how these liabilities will be “eliminated.”
      Your response indicates that in the second quarter of 2013, the parties mutually agreed to cancel the operation as permitted by the purchase-sale agreement. We further note your press release dated May 23, 2013. With reference to management’s plans for your horizontal housing developments as well as the specific authoritative literature you are relying on, please tell us how you will subsequently account for these assets.

  Response:

  With respect to the Staff’s first bullet point regarding the Javer Series B shares, we respectfully refer the Staff to the tabular disclosure in Note 3.g, “Adjustment to the purchase price” of our consolidated financial statements. As indicated therein, under

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  the Asset Purchase and Liability Assumption Agreement (the “Agreement”), we were to sell assets from our horizontal housing segment with a carrying value of Ps.3,354 million to Javer. Consideration which was to be paid by Javer consisted of cash of Ps.600 million, a subcontractor promissory note of Ps.405 million and 23% of its equity, which has an estimated fair value of Ps.1,679 million, despite its corresponding book value of Ps.436 million. This represents a total consideration of Ps.2,684 million in exchange for assets with a carrying value of Ps.3,354 million, which resulted in the net adjustment to fair value of the assets classified as held for sale.

  We respectfully note that the disclosure may be unclear, given the fact that the promissory note to Javer was based on 23% of the book value of the equity of Javer as disclosed in the Agreement, as opposed its fair value. However, Javer ultimately determined the percentage of equity it would pay as part of the total consideration, based on the value of the total assets it would receive in the sale, not solely a promissory note based on the carrying value of 23% of its equity. As noted in our prior response, the fair value of the equity of Javer was determined based on an independent expert’s valuation of the net present value of future cash flows of the net assets of Javer, including those assets subject to the Agreement. We subsequently applied to that valuation the percentage of participation (23%) that we would have held in Javer pursuant to the number of shares we expected to receive under such agreement. The book value and the fair value of the assets of Javer are as noted below:

	100% equity Javer (Million pesos)		Percentage ICA	Amount equivalent (Million pesos)
Carrying value of shares	Ps.	1,895	23%	Ps.	436
Net assets at fair value (including the assets it would acquire under the Agreement)	Ps.	7,300	23%	Ps.	1,679

  With respect to the Staff’s second bullet point regarding the liabilities associated with assets classified as held for sale, we respectfully inform the Staff that, the liabilities that Javer was to assume, per the terms of the Agreement were as follows:

  a.    any obligation or liability with respect to litigation procedures;

  b.   any obligation or liability accruing after the date of the signing of this Agreement with respect to the Transferred Contracts / Assigned, and

  c.    any obligation or liability in connection with the insurance policies of the Company.

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  However, no liabilities of the nature described above existed as of December 31, 2012.

  The nature of the current liabilities that were included in the caption “Liabilities directly associated with assets classified as held for sale” in our statement of financial position are as follows: trade payables of Ps.250 million; fund and guarantee customer deposits of Ps.108 million; land purchase payables of Ps.84 million; deferred income taxes of Ps.194 million; and other liabilities of Ps.37 million. These liabilities were to have been paid simultaneously, with Company resources, upon completion of the sale transaction. Accordingly, we considered it appropriate to group those current liabilities within a single line item within the statement of financial position, based on our interpretation of the definition of disposal group. As the effect was the grouping of current liabilities into one line item for presentation purposes, it did not affect the total amount of current or long-term liabilities. Additionally, it does not materially affect the individual line items from which the individual liabilities came.

  With respect to the Staff’s third bullet point regarding the accounting related to the horizontal housing developments, we respectfully inform the Staff that, as a result of the cancellation of the transaction, we are currently seeking other sale opportunities for our horizontal housing developments. Based on the status of those opportunities as of December 31, 2013, we will determine whether we believe a sale of the assets is highly probable pursuant to the literature provided in paragraph 8 of IFRS 5. In the instance that a sale is not highly probable as of December 31, 2013, we will measure those assets that were previously classified as held for sale at the lower of their carrying amount before the assets were classified as held for sale, adjusted for any depreciation that would have been recognized had the assets not been classified as held for sale, and their recoverable amount at the date of the cancellation of the contract with Javer. Additionally, we will reclassify the liabilities associated with those assets back into their respective current liability captions. If a potential sale as of December 31, 2013 meets the criteria to classify the assets as held for sale, the assets will continue to be measured at their fair value less costs to sell.

  Note 27. Share-Based Payment, page F-116

    We note your response to prior comment ten from our letter dated August 21, 2013. Please confirm that your revised disclosures will include the grant date fair values of the stock bonus shares, for each period presented, as provided in paragraph 46(b) of IFRS 2.

  Response:

  Pursuant to the Staff’s request, we confirm that we will include in future filings the grant date fair values of the stock bonus shares, for each period presented, as provided in

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  paragraph B46 of IFRS 2, in our revised disclosures to our consolidated financial statements.

  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

  [signature page follows]

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  Sincerely,

  /s/ Victor Bravo

  Victor Bravo

  Chief Financial Officer

  cc: Alonso Quintana Kawage

  The ICA Corporation

  Jorge U. Juantorena

  Cleary Gottlieb Steen & Hamilton LLP

  Arturo García Chávez

  Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited